                                                                     Exhibit 5.1

[Foley Hoag Letterhead]


October 22, 2003


Vermont Pure Holdings, Ltd.
P.O. Box C
Route 66, Catamount Industrial Park
Randolph, VT 05060

Ladies and Gentlemen:

         We are familiar with the Registration Statement on Form S-8 (the "S-8 Registration Statement") filed concurrently with the Securities and Exchange Commission by Vermont Pure Holdings, Ltd., a Delaware Corporation (the "Company"), relating to 500,000 shares (the "Shares") of the Company's common stock, $.001 par value per share issuable pursuant to the Company's Amended and Restated 1998 Incentive and Non-statutory Stock Option Plan (the "Plan").

         We are familiar with the Company's Certificate of Incorporation, its Bylaws, the records of all meetings and consents of its Board of Directors and of its stockholders, an its stock records. We have examined such other records and documents as we deemed necessary or appropriate for purposes of rendering this opinion.

         Based upon the foregoing, we are of the opinion that:

         With respect to the Shares, (a) the Company has corporate power adequate for the issuance of the Shares to be issued pursuant to the Plan, (b) the Company has taken all necessary corporate action required to authorize the issuance and sale of the Shares, and (c) when certificates for the Shares have been duly executed and countersigned, and delivered against due receipt of the exercise price for the Shares as described in the Plan, the Shares will be validly and legally issued, fully paid and non-assessable.

         We hereby consent to the filing of this opinion as part of the S-8 Registration Statement.

                                           Very truly yours,

                                           FOLEY HOAG LLP

                                           By   /s/ Dean F. Hanley
                                              ------------------------
                                                     A Partner